[The Korea Development Bank Letterhead]

August 26, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	The Korea Development Bank

Post-effective Amendment No. 5 to

Registration Statement Under Schedule B

U.S. Securities and Exchange Commission File No. 333-156305

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-mentioned Post-effective Amendment No. 5 to Registration Statement under Schedule B be accelerated so that it shall become effective at 11 a.m., New York time, on Friday, August 27, 2010, or as soon thereafter as practicable.

Very truly yours,

THE KOREA DEVELOPMENT BANK

By:	/s/ Su Jae Kim
Name:	Su Jae Kim
Title:	General Manager
International Banking Department